UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

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(Name of Issuer)
 Hauppauge Digital, Inc.

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(Title of Class of Securities)
 Common Stock, Par Value $0.01 Per Share

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(CUSIP NUMBER)
 419131 10 7

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(Date of Event Which Requires Filing of this Statement)
 January 29, 2001

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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

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SCHEDULE 13G



CUSIP No.: 419131 10 7



1.   NAME OF REPORTING PERSONS:

	        LAURA JEAN AUPPERLE


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

		(a)
		(b)

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

		1,321,360*

6.    SHARED VOTING POWER

		0

7.    SOLE DISPOSITIVE POWER

		1,321,360*


8.    SHARED DISPOSITIVE POWER

		0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            	 1,321,360*

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 14.9%

12.   TYPE OF REPORTING PERSON

                 IN
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*Consists of (i) 542,440 common stock shares previously owned by Reporting person, (ii) the acquisition of 573,220 shares of common stock through inheritance of Reporting Person's deceased spouse on January 29, 2001, and (iii) the acquisition of the option to purchase 205,700 shares of common stock through the inheritance of the Reporting Person's deceased spouse on January 29, 2001. The seven option/warrant contracts are described in Item 4.

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Item 1.

   (a) Name of Issuer:

		Hauppauge Digital, Inc.,

   (b) Address of Issuer's principal executive Office:

		91 Cabot Court, Hauppauge, New York

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Item 2.

   (a) Name of person filing:

		Laura Jean Aupperle

   (b) Address or principal business office or, if none, residence:

		23 Sequoia Drive
		Hauppauge, NY 11788


   (c) Citizenship:

		United States

   (d) Title of class of securities:

		Common Stock, Par Value $0.01 Per Share

   (e) CUSIP No.: 419131 10 7
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Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

   Not Applicable

   (a)	[ ]  Broker or dealer registered under Section 15 of the Exchange Act:

   (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

   (c)	[ ]  Insurance Company as defined in Section 3(a)(19) of the Exchange
             Act;

   (d)	[ ]  Investment Company registered under Section 8 of the Investment
             Company Exchange Act;

   (e)	[ ]  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

   (f)	[ ]  Employee Benefit Plan or Endowment Fund in accordance with
	     Rule 13d-1(b)(1)(ii)(F);

   (g)	[ ]  Parent Holding Company or Control Person in accordance with
	     Rule 13d-1(b)(1)(ii)(G);

   (h)	[ ]  Saving Association as defined in Section 3(b) of The Federal
	     Deposit Insurance Act;

   (i)	[ ]  Church Plan that is excluded from the definition of an Investment
	     Company under Section 3(c)(14) of the Investment Company Act;

   (j)	[ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



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Item 4.	  Ownership

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


a.  Amount beneficially owned

The number of shares beneficially owned by the Reporting Person on January 29, 2001 is 1,321,360. These shares consists of (i) 542,440 common stock shares previously owned by Reporting person, (ii) the acquisition of 573,220 shares of common stock through inheritance of Reporting Person's deceased spouse on January 29, 2001, and (iii) the acquisition of options/warrant to purchase 205,700 shares of common stock through the inheritance of the Reporting Person's deceased spouse on January 29, 2001. The option to purchase 205,700 shares consists of six (6) separate option/warrant agreements to purchase stock and one (1) unexercisable option agreement.

The one (1) unexercisable option agreement:

  (a)  	Reporting Person inherited stock options to purchase 300,000 shares of
	issuer's stock at $1.575 per share originally granted to Reporting Person's spouse in his 1995 Employment Agreement with Issuer. Prior to a 2:1 stock split in 2000, the option provided for the purchase of
	150,000	shares at $3.15 per share for the years that the issuer attained
	an audited pre-tax income of $1,000,000. These stocks would then become exercisable in the first full fiscal year after the date of the grant and for each of the four years thereafter for options of 180,000 shares. For the years that the Issuer did not reach an audited pre-tax income of $1,000,000, the options are for the purchase of 120,000 shares and are exercisable only in the last year of the option term (January 9, 2006). The death of the Reporting Person's Spouse caused these options to expire on January 28, 2002, one year of the date of the spouse's death, and rendered the options not exercisable by the Reporting person.

The six (6) options are as followed:

  (a)	Reporting Person inherited stock options to purchase 18,000 shares of
	Issuer's stock at $1.50 per share originally granted to Reporting Person's spouse pursuant to the Issuer's 1996 Non-Qualified Stock Option Plan. Prior to a 2:1 stock split in 2000, the options provided for the purchase of 15,000 shares at $3.00 per share. Before his death, the spouse exercised his option to purchase 12,000 shares, leaving 18,000 shares to be inherited by the Reporting Person. The options are exercisable on March 14, 1996 and expire on March 15, 2006.

  (b)	Pursuant to the Issuer's lease with Ladokk Realty Co., the Issuer issued
	a warrant to Ladokk for 30,000 shares at $3 13/16 per share, which changed to 60,000 shares at $1.90625 per share after a 2:1 stock split in March 2000. Both Reporting Person and Spouse were partners in Ladokk and individually acquired a 25% interest in the Ladokk's warrant to purchase the Issuer's stock. Reporting Person inherited her deceased spouse's interest in Ladokk's warrant and acquired a 50% interest in the warrant. Through the warrant, on January 29, 2001, the Reporting Person had the option to purchase 30,000 shares at $1.90625. The warrant is exercisable on December 16, 1996 and expires on December 16, 2006.

  (c)	The Reporting person inherited stock options to purchase 60,000 shares
	of Issuer's stock at $2.3125 per share originally granted to Reporting Person's spouse in his 1998 Employment Agreement with the Issuer. The terms of the options are pursuant to the Issuer's 1996 Non-Qualified Stock Option Plan. Prior to a 2:1 stock split in 200, the options provided for the purchase of 30,000 shares at $4.625 per share. The options became exercisable on January 20, 1998 and expire on January 20, 2008.


  (d)	The Reporting Person inherited stock options to purchase 57,500 shares
	at $2.54375 per share originally granted to Reporting Person's spouse in his 1998 Employment Agreement with the Issuer. The terms of the options are pursuant to the 1994 Incentive Stock Option Plan. The options became exercisable on January 22, 1999 in increments of 33 1/3% (33.33%) per year and its expiration has been accelerated to January 28, 2002 due to the death of Reporting Person's spouse.

  (e)	The Reporting Person inherited stock options to purchase 32,500 shares
	at $2.54375 per share originally granted to Reporting Person's spouse in his 1998 Employment Agreement with the Issuer. The terms of the options are pursuant to the 1998 Incentive Stock Option Plan. The options become exercisable on January 22, 1999 in increments of 33 1/3% (33.33%) per year and its expiration has been accelerated to January 28, 2002 due to the death of Reporting Person's spouse.


  (f)	The Reporting Person inherited stock options to purchase 15,400 shares
	at $5.25 per share. The terms of the options are pursuant to the Issuer's 1996 Non-Qualified Plan. The options become exercisable on January 21, 2001 in increments of 50% per year, the options expire on August 3, 2005. On January 29, 2001, Reporting Person only has the ability to purchase 7,700 shares within 60 days pursuant to this option.


b.  Percent of class

	14.9% as of the date January 29, 2001


c.  Number of shares as to which such person has:

	i.   Sole power to vote or to direct the vote

		1,321,360*

	ii.  Shared power to vote or to direct the vote

		0

	iii. Sole power to dispose or to direct the disposition of

		1,321,360*

	iv.  Shared Power to dispose or to direct the disposition of

		0

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*Consists of (i) 542,440 common stock shares previously owned by Reporting person, (ii) the acquisition of 573,220 shares of common stock through inheritance of Reporting Person's deceased spouse on January 29, 2001, and
(iii) the acquisition of the option to purchase 205,700 shares of common stock through the inheritance of the Reporting Person's deceased spouse on January 29, 2001. The seven option contracts are described above in Item 4.

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Item 5.    Ownership of Five Percent or Less of a Class.

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

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Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

    Not Applicable

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Item 7.    Identification and Classification of the Subsidiary Which Acquired
	   the Security Being Reported on by the Parent Holding Company.

    Not Applicable

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Item 8.    Identification and Classification of Members of the Group.

    Not Applicable

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Item 9.    Notice of Dissolution of Group.

    Not Applicable

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Item 10.    Certification.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Laura Jean Aupperle

Dated: June 10, 2008